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                               December 14, 2023

       Sheldon Bruha
       Chief Financial Officer
       Millicom International Cellular S.A.
       2, Rue du Fort Bourbon
       L-1249 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Millicom
International Cellular S.A.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            File No. 001-38763

       Dear Sheldon Bruha:

              We have reviewed your November 17, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20,
       2023 letter.

       Form 20-F for the fiscal year ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Results of operations, page 59

   1.                                                   Please tell us how you
intend to present    Group    results in your results of operations
                                                        section. If you intend
to present Group results on a basis other than consolidated results in accordance with IFRS,
for example the disclosures on pages 62 and 67, we may have
                                                        additional concerns as
this may result in the presentation of non-IFRS measures. We refer you to prior comment 4
of our letter dated July 14, 2023.
 Sheldon Bruha
FirstName LastNameSheldon
Millicom International CellularBruha
                                S.A.
Comapany14,
December   NameMillicom
              2023         International Cellular S.A.
December
Page 2    14, 2023 Page 2
FirstName LastName
Item 18. Financial Statements
Consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, page
F-5

2.       We note in your response to comment 1 that you intend to remove
Gross Profit    and
         rename the    Cost of Sales    line item to    Cost of Goods Sold and
Services Rendered.    We
         believe that an investor could misinterpret this line item as one that includes all costs of sales. Please revise the name of this line item to clearly describe the nature of the costs included in and/or excluded from this line item and revise the related footnote disclosure accompanying the expense details accordingly to clarify your presentation.
Note B.3. Segmental information, page F-36

3. We note your response to prior comments 2 through 5. Please provide us with an update to your previously submitted segment identification analysis that reflects the changes you described during our phone call on December 6, 2023. As part of your response, describe the reasons underlying any changes in your operating and reportable segments, including but not limited to changes in your organization or changes in the financial information regularly reviewed by your CODM. Further, please include a draft of the segment disclosures required under IFRS 8.
4. We refer to prior comment 3 in your response letter dated August 18, 2023. To the extent you have identified the Honduras joint venture as a separate operating segment and plan to reflect it as if it were a fully consolidated subsidiary in your segment disclosures, please address the following:

                Expand on your prior response to describe in detail your basis under IFRS, citing authoritative guidance, for presenting the Honduras joint venture operating segment as if it were a consolidated subsidiary; and
                If you plan to include an amount referred to as revenue for the Honduras joint venture in your segment disclosures, please tell us how such disclosure complies with the requirement to disclose revenues from external customers under IFRS 8.23(a).

       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Savadore Escalon